

June 11, 2013

<u>Via E-mail</u>
John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10022

>   **Re: Citigroup Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 1, 2013**
>   **Form 10-Q for the Quarterly Period Ended March 31, 2013**
>   **Filed May 3, 2013**
>   **File No. 001-09924**

Dear Mr. Gerspach:

   We have reviewed your filings and your response letter filed May 24, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Notes to Consolidated Financial Statements, page 146</u>

<u>10. Income Taxes, page 183</u>

1. Refer to your response to prior comment 4, and please address the following:

    - Tell us how you expect to achieve the growth projections for the relevant 10-year carry-forward period. Specifically, address how you have been able to achieve projected growth thus far in 2013, and how you plan to achieve the projected growth in future periods. As part of your response, please discuss specific geographic regions or product areas which are driving your expectations.

- Tell us whether you have performed any stress scenarios in terms of projected income in the relevant 10-year carry-forward period. As part of your response, please tell us whether your projections and any stress scenarios are discussed with your Board of Directors.

- Disclose your expectations with regards to realizing your deferred tax assets. Specifically, address any significant trends, including offsetting trends, in the components of your deferred tax assets. For example, you have disclosed that you do not expect a significant reduction in your net deferred tax assets in 2013. However, discuss whether you expect certain components of your net deferred tax asset to decline and other components to increase during 2013 and future periods which would result in no significant change in the net deferred tax asset.

20. Regulatory Capital and Citigroup Inc. Parent Company Information, page 219

2. Refer to your response to prior comment 5. Please confirm that you will disclose the components of other assets in your parent company only balance sheet in future filings, including the significant amount of placements to Citibank, N.A. that had a tenor of less than or equal to 30 days. In addition, discuss the nature of the placements to Citibank, N.A., including whether there are any restrictions on the transfer of those placements to your parent company within a 30-day period.

Form 10-Q for the Quarterly Period Ended March 31, 2013

Notes to Consolidated Financial Statements, page 109

18. Securitizations and Variable Interest Entities, page 154

Credit Card Securitizations, page 159

3. We note your disclosure that during the first quarter of 2013, you elected to remove approximately $27 billion of randomly selected credit card receivables from the Master Trust and Omni Trust that represented a portion of the excess seller's interest in the trust. Please tell us the business purpose of this transaction, whether there was any effect on your consolidated financial statements from the transaction, and whether there are any possible economic effects to your consolidated credit card trusts as a result of the removal of the receivables from the trust.

19. Derivatives Activities, page 172

Derivative Mark-to-Market (MTM) Receivables/Payables, page 174

4. We note that you disclose your gross derivative amount by derivative type and by exchange; however, you disclose the impact of netting agreements and of netting cash collateral on an

aggregate basis rather than by derivative type or by exchange. Given the magnitude of your gross derivative positions and the significant amount of netting against those positions, please tell us why you elected not to disaggregate the impact of your netting agreements and netting cash collateral by type of derivative instrument, similar to Example 3 within ASC 210-20-55-22. In this regard, tell us why you believe that aggregating your netting agreements and netting cash collateral disclosure for all derivatives does not obscure important differences in the amounts netted against specific types of derivatives reported in your balance sheet. Refer to ASC 210-20-55-18.

5. Please tell us whether this tabular disclosure includes derivatives that are not subject to an enforceable master netting arrangement. If so, given that the scope of the disclosures in ASC 210-20-50-1(d) are only applicable to certain financial instruments that are offset in accordance with ASC 210-20-45 and ASC 815-10-45 and those that are subject to an enforceable master netting arrangement or similar agreement, irrespective of whether they are offset in accordance with either Section 210-20-45 or Section 815-10-45, quantify for us the amount of derivatives included within your tabular disclosure that are not subject to an enforceable master netting arrangement but are presented within this table. Additionally, revise your disclosure in future filings to describe any common features or counterparties to these types of derivative contracts where you do not have an "enforceable" master netting arrangement, and clarify whether these derivatives are risk managed any differently than the derivatives that are subject to "enforceable" master netting arrangements.

You may contact Staci Shannon at (202) 551-3374 or me at (202) 551-3512 if you have any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant